UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Guaranty Federal Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

40108P101

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

Castle Creek Capital Partners V, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners V, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 894,022 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 894,022 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 894,022 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)                                 See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital V LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 894,022 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 894,022 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 894,022 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 894,022 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 894,022 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 894,022 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 894,022 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 894,022 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 894,022 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 894,022 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 894,022 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 894,022 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 894,022 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 894,022 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 894,022 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.10 per share (“Common Stock”), of Guaranty Federal Bancshares, Inc. (the “Issuer” or the “Company”).  The address of the principal executive offices of the Company is 1341 West Battlefield, Springfield, MO 65807.

Item 2.                                                         Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners V, LP, a Delaware limited partnership (“Fund V”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital V LLC, a Delaware limited liability company (“CCC V”), whose principal business is to serve as the sole general partner of, and manage, Fund V; John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak, each a managing principal of CCC V.  The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

On June 26, 2017, Fund V purchased 100,000 shares of Common Stock (the “Acquired Shares”), at a purchase price of $20.75 per share, in an open-market transaction.  The aggregate funds of $2,075,000 used to purchase the Acquired Shares were obtained from Fund V’s general and limited partners, including the other Reporting Persons.  Immediately prior to such acquisition, Fund V held 794,022 shares of Common Stock.

Item 4.                                                         Purpose of Transaction

Fund V acquired the Acquired Shares in the ordinary course of business because of Fund V’s belief that the Acquired Shares represented an attractive investment in accordance with Fund V’s investment strategy.  Fund V expects to review from time to time its investment in the Issuer and may, subject to market conditions, limitations imposed by applicable federal and state securities laws, liquidity requirements and other investment considerations: (i) purchase additional Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Acquired Shares, options or related derivatives now beneficially owned or hereafter acquired by it; (iii) cause the Common Stock to be distributed in-kind to Fund V’s investors; (iv) nominate a director for the Issuer’s board of directors (the “Board”); and (v) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

To the extent permitted under the passivity commitments that Fund V has provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) described in Item 6 below, and applicable laws, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board, management, strategy and future plans of the Company.  In connection with such discussions, Fund V recently expressed its desire to nominate a representative to the Board.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners V, LP	894,022	20.2%	0	894,022	0	894,022
Castle Creek Capital V LLC (1)	894,022	20.2%	0	894,022	0	894,022
John M. Eggemeyer (1)	894,022	20.2%	0	894,022	0	894,022
J. Mikesell Thomas (1)	894,022	20.2%	0	894,022	0	894,022
Mark G. Merlo (1)	894,022	20.2%	0	894,022	0	894,022
John T. Pietrzak (1)	894,022	20.2%	0	894,022	0	894,022

(1)         Each of CCC V, Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak disclaims beneficial ownership of the Common Stock owned by Fund V, except to the extent of its or his pecuniary interest therein.

(2)   This calculation is based on 4,421,275 outstanding shares of Common Stock as of May 1, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Company on May 10, 2017.

(c)                                  None of the Reporting Persons had any transactions in the Common Stock (or securities convertible into Common Stock) during the past 60 days, except as described in Item 6 below.

(d)                                 Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)                                  N/A.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

In connection with Fund V’s investment in the Issuer, Fund V made certain customary passivity commitments to the Federal Reserve to ensure that Fund V and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1

Joint Filing Agreement, dated as of June 28, 2017, by and among Castle Creek Capital Partners V, LP, Castle Creek Capital V LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2017

CASTLE CREEK CAPITAL PARTNERS V, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL V, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO SCHEDULE 13D (GUARANTY FEDERAL BANCSHARES, INC.)